

November 10, 2011

Via E-Mail
Mr. Todd Alan Brooks
President and Assistant Secretary
ZaZa Energy Corporation
1301 McKinney Street, Suite 2850
Houston, Texas 77010

> **Re:** **ZaZa Energy Corporation**
> **Registration Statement on Form S-4**
> **Filed October 12, 2011**
> **File No. 333-177264**
> **Toreador Resources Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2011**
> **File No. 1-34216**

Dear Mr. Brooks:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

ZaZa Energy Corporation

Form S-4

General

1.   Please provide us with copies of the "board books" or similar documentation provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by RBC.

2.   Please file all omitted exhibits, including opinions of counsel, as soon as practicable. You will need to allow time for our review of the exhibits once they are filed.

3.   To the extent that comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.

Prospectus Summary, page 1

4.   In an appropriate location, address the non-competition agreements with the ZaZa managing partners and the fact that such agreements terminate after three years.

Toreador Resources Corporation, page 1

5.   We note your disclosure about Toreador's agreement with a subsidiary of Hess Corporation. Please explain the impact on this agreement and Toreador's intended exploration of the Paris Basin Liassic, stemming from the French law enacted on July 13, 2011 banning the use of hydraulic fracturing for oil and gas extraction. In this regard, for instance, you disclose on page 68 that in rendering its fairness opinion, RBC did not attribute any value to Toreador's unconventional exploration activities in the Paris Basin due to the ban on hydraulic fracturing.

The Merger and Contributions, page 2

6.   In the second paragraph, indicate the number of shares of New ZaZa that will issues to each of the three holders of ZaZa.

Strategy of New ZaZa, page 3

Execution of New ZaZa's Existing Portfolio of Drilling Opportunities, page 3

7.   Clarify what you mean by the phrase "solidify its land position."

8.   Indicate the costs of the programs listed in the bullet points. Provide a cross-reference to more detailed disclosure and to where you address how you will finance those activities. Provide comparable disclosure for "Expansion of New ZaZa's Existing Portfolio."

9.   Please update the status of ZaZa's discussions with potential joint venture partners to acquire and develop properties in the Eaglebrine trend. If no such partner is found, please explain how you intend to finance your one rig program in the Eaglebrine.

Consolidation and Integration of New ZaZa's Operations, page 4

10.   Clarify the term "resource play aggregator."

<u>Market Price and Dividend Information, page 17</u>

11.   You disclose that Toreador's common stock is traded on the Nasdaq Global Select
       Market. However, it also appears that as of December 17, 2010 Toreador's common
       stock began trading on the Professional Segment of NYSE Euronext Paris. Please
       disclose as such, and explain if you intend ZaZa Energy Corporation to trade on this
       platform upon closing of the merger, in addition to the Nasdaq Global Select Market
       under the symbol "ZaZa."

<u>Risk Factors, page 18</u>

<u>We may not be able to obtain the required clearance…., page 19</u>

12.   Please update us on the status of the approval required from the French Bureau of
       Exploration and Production.

<u>Risks Related to the Business of ZaZa, page 24</u>

<u>ZaZa may incur substantial losses and be subject to substantial liability claims . . ., page 30</u>

13.   On page 37, you disclose that hydraulic fracturing involves the injection of water, sand
       and chemicals under pressure into the formation. In addition, in this risk factor you
       discuss that you are subject to numerous operating risks associated with drilling and
       production activities. Please revise this risk factor to specifically address, to the extent
       material, the financial and operational risks associated with your hydraulic fracturing
       operations, such as the underground migration of hydraulic fracturing fluids or spillage or
       mishandling of recovered hydraulic fracturing fluids.

<u>Risk Related to the Business of Toreador, page 39</u>

14.   You suggest that the reader refer to risk factors contained in other filings. However, with
       regard to the amended Form 10-K, that document does not reflect events occurring after
       the filing of your Form 10-K or for certain items, the date of that amendment. In light of
       subsequent events, for instance, such as the French ban on the use of hydraulic fracturing,
       please include an updated and comprehensive Risk Factors discussion in the amended
       Form S-4. See General Instruction D.1 to Form S-4, which references Regulation C.
       Rule 411(a) of Regulation C indicates that, with a few exceptions, "[I]nformation shall
       not be incorporated by reference in a prospectus." Rule 411(d) further instructs that
       "Information shall not be incorporated by reference in any case where such incorporation
       would render the statement incomplete, unclear or confusing."

Cautionary Statements Regarding Forward-Looking Statements, page 43

15.   Please remove your reference to the Private Securities Litigation Reform Act of 1995. Section 27A of the Securities Act expressly excludes statement made in connection with an initial public offering.

Background of the Transaction, page 52

16.   You indicate that Toreador engaged Royal Bank of Canada Europe and RBC Capital Markets on November 12, 2009.   However, you later indicate that Messrs. McKenzie and Vermeire met with Rodman and Renshaw on April 12, 2011. Revise to clarify the roles of these various firms in offering services to Toreador. As part of that disclosure, when you use the term "advisors," clarify which firm you are referring to.

17.   Expand the discussion of the May 31, 2011 meeting to summarize the "numerous strategic options" detailed by Mr. McKenzie at that meeting.

18.   Summarize the substance of the call on June 17, 2011 call between Messrs. McKenzie and Brooks. The disclosure currently only lists the topics covered.

19.   Expand the discussion to summarize the contents of the meetings on July 7 and 8, 2011. For instance, what was the substance of the discussion with RBC regarding exploration activity in the Eagle Ford?   What did Mr. Vermeire convey to the Board about the likelihood of a transaction with several third parties? Explain why the Board determined that "the ZaZa merger offered the best value to stockholders."

20.   Please explain the prior conversations between representatives of Toreador and Company N regarding a wide range of potential transaction over a period of approximately 18 months from July 20, 2011. Specifically, please explain how these conversations lead Mr. McKenzie to conclude that Company N's approach was not likely to result in a definitive offer, if at all, for several weeks.

21.   Clarify the term "proof of concept program" as used in the fifth paragraph on page 53.

22.   Regarding the November 3, 2010 meeting with Company C, explain the basis for Toreador's determination that "the risk that such a transaction (with Company C) would not be consummated was too great."

23.   In the twelfth paragraph on page 120, explain what you mean by "possible external growth in conventional and unconventional exploration and production.

<u>Toreador's Reasons for the Transactions and Recommendation of Toreador's Board of Directors, page 62</u>

24.   In the bullet point regarding "Carry of general administrative expenses and drilling costs," quantify the extent of partial reimbursement received by ZaZa.

<u>Other Considerations, page 64</u>

25.   In the first list of bullet points of negative factors, quantify the amount of financing that will have to be raised to meet the minimum cash condition.

<u>Opinion of Toreador's Financial Advisor, page 65</u>

<u>Discounted Cash Flow Analysis, page 68</u>

26.   Quantify the results of your DCF analysis. You indicate that RBC performed a DCF analysis but do not provide the results of that analysis. This comment applies to the ZaZa Discounted Cash Flow Analysis as well.

<u>General, page 70</u>

27.   We note that the description in the proxy statement/prospectus regarding the material relationships between RBC and Toreador does not provide a quantitative description of the fees paid or to be paid to RBC and its affiliates. Please revise to provide such disclosures.

<u>Financial Projections, page 71</u>

28.   Indicate the material assumptions underlying the projections.

<u>Material Federal Income Tax Consequences, page 79</u>

29.   Indicate that this discussion upon opinion of counsel, identify counsel and file counsel's opinion as an exhibit. See Staff Legal Bulletin No. 19 (October 14, 2011).

<u>Pro Forma Financial Information, page 105</u>

30.   Please provide us an analysis of how you determined that ZaZa Energy, LLC is the accounting acquirer. While we understand that the current holders of the limited liability company interests of ZaZa will own 75% of the post merger company, we also note that five of the nine designees to the initial board of directors will be former directors of Toreador, the current President and Chief Executive Officer of Toreador will be in the same capacity post merger, Toreador appears significantly larger than ZaZa Energy, LLC, and current holders of the limited liability company interests will ultimately receive

cash as a result of the merger, which appear to be indicators that Toreador is the acquirer. Refer to FASB ASC 805-10-55-11 through 55-15 for guidance.

ZaZa Business, Industry & Properties, page 117

31.   You disclose on page 118 that as of August 31, 2011, ZaZa had drilled 15 wells, with eight currently producing, and that an additional three wells were being drilling as of August 31, 2011. Please update disclosure of your present activities to a date as close to the date of the prospectus as reasonably possible. See Item 1206 of Regulation S-K.

Marketing and Customers, page 121

32.   Expand this discussion to address the information contained under the Risk Factor "ZaZa has historically depended on two customers…" As part of your revision, identify those customers.

Employees, page 128

33.   Please file or tell us why your contract with Sequent Petroleum Management, LLC is not required to be filed. See Item 601(b)(10) of Regulation S-K.

ZaZa Management's Discussion & Analysis, page 129

Liquidity and Capital Resources, page 134

34.   You disclose on page 137 that ZaZa management anticipates that it will raise all financing through a new credit facility proposed to be entered into by New ZaZa following the consummation of the merger. Please update the status of obtaining such a new credit facility.

Financial Statements of ZaZa Energy, LLC, page F-1

35.   Please provide pro forma tax and EPS data on the face of your historical financial statements, assuming only the merger of ZaZa Energy, LLC into ZaZa Energy Corporation. Similarly, please provide pro forma adjustments to reflect the $45.2 million and $21.9 million notes to be issued to the three holders of the limited liability company interests.

Note 1: Organization and Description of Business Activities, page F-7

Exploration and Development Agreement, page F-7

36.   Please disclose your consolidation policy for the joint venture with Hess Corporation, and provide us an analysis of the factors you considered in your determination. As part of your response, explain to us why you record advances from Hess Corporation to the joint

venture as transactions in your financial statements and, similarly, why you consolidate 100% of the joint venture's cash and cash equivalents.

37.   Please provide us an analysis of the factors that you considered in your determination that it is appropriate to record advances from the joint interest owner to the joint venture as operating cash flows. The cash flows do not appear similar to any of the items identified in FASB ASC 230-10-45-16.

38.   The $2.9 million received during 2010 appears to be attributable to your reimbursements for general and administrative expenses, but your disclosure is not clear. Please clarify your disclosure to indicate whether this amount relates solely to the general and administrative reimbursements.

Note 2: Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

39.   We note that you will conduct exploration and development activities on the properties that Hess Corporation agrees to participate in. Please provide us an analysis of the factors and accounting literature you considered in your determination that it is appropriate to recognize the 10% cash bonus as revenue upon completion of the leasehold acquisition, and not over the period of time you intend to operate the property. As part of your response, tell us how you considered the guidance in FASB ASC 605-10-S99-1(f)(question 1).

Note 4: Related Party Transactions, page F-10

40.   Please provide us an analysis of the factors you considered in not recording the incentive compensation as an expense in the periods in which it relates. As part of your analysis, tell us the date the compensation agreement was executed and also how you considered Staff Accounting Bulletin Topic 1(B)(1).

Undertakings, page II-3

41.   Your undertaking (4) appears to be that provided by Item 512(a)(5)(ii) of Regulation S-K for issuers subject to Rule 430C. However, certain language appears to be missing. Please revise.

New ZaZa Signatures, page II-6

42.   Please revise to have your principal executive officer sign the registration statement in his individual capacity. In this regard, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 to the Signatures section of Form S-4.

Toreador Resources Corporation

Preliminary Proxy Statement on Schedule 14A

43.   Rule 14a-6(e) requires that proxy statements and proxy cards filed on EDGAR be clearly marked "preliminary" to avoid the possibility that someone could print a card off EDGAR and try to vote it before receiving a Definitive Proxy Statement, which is required by Rule 14a-4(f). As currently filed, we note that your proxy card is not clearly marked "preliminary." Please revise. In this regard, note that any proxy statement, form of proxy or other soliciting material required to be filed by Rule 14a-6 that also is included in a registration statement filed under the Securities Act of 1933 on Forms S-4 is required to be filed only under the Securities Act, and is deemed filed under Rule 14a-6.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lily Dang at (202) 551-3867, or Michael Fay at (202) 551-3812 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3745 with any other questions.


Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director


cc: <u>Via E-mail</u>
       W. Mark Young
       Andrews Kurth LLP